AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

FOR GROWTH FUND OF

HOMESTEAD FUNDS, INC.

Homestead Advisers Corp. (formerly RE Advisers Corporation) (the “Adviser”) and T. Rowe Price Associates, Inc. (the “Sub-adviser”) hereby agree to amend the Investment Sub-Advisory Agreement, dated as of December 5, 2008, by and among the Adviser and the Sub-adviser, pursuant to which the Sub-adviser has been retained to provide investment advisory services to the Growth Fund as follows.

1.Schedule 1 is hereby deleted and replaced with the attached Schedule 1.

IN WITNESS HEREOF, Homestead Advisers Corp. and T. Rowe Price Associates, Inc. have duly executed this Amendment as of the effective date of this Amendment.

         HOMESTEAD ADVISERS CORP.

By: /s/ Mark D. Santero

Name: Mark D. Santero

Title: President and CEO

T. Rowe price associates, inc.

By: /s/ Terence Baptiste

Name: Terence Baptiste

Title: Vice President

Effective Date as Revised: April 1, 2023

SCHEDULE 1

Homestead Funds, Inc.

Growth Fund

As compensation for services provided by T. Rowe Price Associates, Inc. (“T. Rowe Price”), Homestead Advisers Corp. will pay T. Rowe Price an advisory fee on the net assets managed by T. Rowe Price that is equal, on an annualized basis, to the following:

Market Value of Assets	Annual Fee
First $50 Million	50.00 bps
Next $50 Million	40.00 bps
When assets reach $100 Million*	40.00 bps on all assets
When assets reach $200 Million*	33.00 bps on all assets
When assets reach $500 Million*	32.50 bps on all assets
When assets reach $1 Billion*	30.00 bps on all assets
When assets exceed $1 Billion	29.00 bps on assets over $1 Billion
When assets reach $2 Billion*	29.00 bps on all assets
When assets exceed $3 Billion	27.50 bps on assets over $3 Billion

*A transactional credit is applied to the fee schedule as assets approach or fall below this breakpoint.

Effective Date as Revised: April 1, 2023